April 2, 2012

By Edgar

Mr. Martin James
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Joy Global Inc.
Form 10-K for the year ended October 28, 2011 (Filed December 22, 2011)
Form 10-Q for the quarterly period ended January 27, 2012 (Filed March 2, 2012)
Amendment No. 1 to Form 8-K dated June 22, 2011 (Filed September 2, 2011)
File No. 001-09299

Dear Mr. James;

On behalf of Joy Global Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or “Commission”) as set forth in your letter dated March 8, 2012 related to our Annual Report on Form 10-K for the year ended October 28, 2011 (the “Form 10-K”), our quarterly report on Form 10-Q for the quarterly period ended January 27, 2012, and Amendment No. 1 to our Current Report on Form 8-K dated June 22, 2011 (the “Form 8-K”).  For reference purposes, the staff’s comments have been reproduced below in bold followed by the Company’s response.

Financial Statements

Note 2.  Significant Accounting Policies, Revenue Recognition, page F-11

1.
Further to your response to prior comment 3, please explain to us in more detail the terms of the contracts that are based on cost per ton and cost per hour programs.  In your response, explain how the amount of revenue is calculated under each type of contract and why you record revenue based on shipments of parts if revenue is earned based on tons or hours.  Explain to us whether the customer purchases the related equipment or whether these contracts are leases.  Cite the accounting literature upon which you relied.  Please tell us if these contracts have been historically material to the company and/or are expected to become material in the future.

Company Response:
Cost per ton and cost per hour programs are used to establish the cash payments for Life Cycle Management programs.  Revenue is recognized based on list prices and negotiated discounts as parts are shipped and services are performed.  As outlined in the prior response, the programs under the Life Cycle Management umbrella are all designed to provide aftermarket parts, equipment rebuilds and routine services that assist the customer in ensuring its equipment achieves its desired operating goals, minimizing production disruptions and ensuring machine availability at the lowest cost over the life of the equipment.  The cost per ton and cost per hour programs are designed to provide customers with the ability to pay fixed cash amounts based on the productivity of the underlying machine allowing for the matching of cash outflows to production.

The determination of the amount payable per hour or per ton is developed using models that take into consideration the life of the contract, the conditions in which the equipment will be operating, and historical performance of similar equipment.  Using these models, we estimate the expected aftermarket costs to be incurred on each piece of equipment and develop a cash flow stream that covers the anticipated costs plus our targeted return.  We incur costs as we ship parts or perform rebuilds.  The nature of our equipment and mining conditions are such that the timing of when aftermarket parts and service requirements will be performed is highly variable and dependent upon things such as mining conditions, our customer’s production schedules and desired timing on certain rebuilds.  The contracts can contain cash true-up provisions that allow for either the collection of additional customer funds or the return of previously collected funds if the maintenance required to keep the equipment performing at the contracted rate is significantly different from the original estimate.

Machine rebuilds are typically the largest service purchased with these contracts, requiring the machine to come offline, and they can occur infrequently over the life of the equipment.  Accordingly, we have determined, based on historical experience that the cost incurred to meet our obligations under these contracts is other than on a straight-line basis.  As such, we are recognizing revenue over the contract period in proportion to the costs expected to be incurred in performing services under the contract.  As customer payments are received at the onset of the contract we record a liability.  We charge parts shipments, routine maintenance and rebuild services against the liability.  If parts shipments and rebuilds performed exceed cash payments received to date during the contract term, our balance sheet will reflect a receivable from the customer that decreases with monthly production and cash payments.  If at any point over the life of the contract we anticipate a loss, we recognize our estimate of the loss immediately.  We relied upon ASC 605-20-25-3 in developing our revenue recognition policy around these separately priced contracts.

Our equipment is sold to customers under separate contract terms and is not included in the Life Cycle Management contracts described herein.  While we do have a limited population of leased equipment and we have Life Cycle Management contracts for some of this leased equipment, the lease terms and the Life Cycle Management arrangements are independent of each other.

While Life Cycle Management contracts have not historically been material to our reported financial results, they are a critical part of our strategy in the future.  We anticipate that the revenues and costs associated with these arrangements will continue to grow and we will continue to monitor the materiality of these contracts to our financial results.

Note 23.  Subsidiary Guarantees, page F-44

2.
Further to your response to prior comment 4, we are trying to understand the extent to which the debt arrangement permits a guarantor to opt out of its obligation prior to or during the term of the debt.  Please respond to the following:

•	Please explain whether your response included an analysis for the Credit Agreement, the Term Loan, the Bridge Loan Agreement, and the Senior Notes issued in November 2006.
•
Your response notes that if there is no default the guarantors can be automatically and unconditionally released if the guarantor no longer borrows or guarantees any amounts under the credit agreement or any replacement financing.  Please explain the conditions under which the guarantor no longer borrows or guarantees amounts under the credit agreement.  Explain whether this only applies to the Term Loan, the Bridge Loan Agreement, and the Senior Notes issued in November 2006.

•	Please also address this comment for the 2021 notes issued in October 2011.

Company Response:
We confirm that our prior response included an analysis of the guarantee provisions of the Credit Agreement, the Term Loan, the Bridge Loan Agreement, the Senior Notes issued in November 2006 and the Senior Notes issued in October 2011.

The release of the guarantor is consistent across each of the outstanding agreements.  The guarantor would no longer borrow under the Credit Agreement in the event that the guarantor is no longer a subsidiary of Joy Global Inc.  The guarantor would no longer provide a guarantee under any of the agreements if the Credit Agreement is terminated and replaced with an agreement that does not require guarantees or no replacement instrument is entered into by Joy Global Inc.

Form 10-Q for the Quarterly Period Ended January 27, 2012

Note 3.  Acquisitions, page 7

3.	We refer to your acquisition of LeTourneau Technologies, Inc. Please respond to the following:

•
Please tell us the nature and amount of each adjustment made for the acquisition including adjustments for (1) additional warranty liability, (2) certain personal related liabilities, and (3) to update estimates related to the disposition of certain liabilities related to the drilling products business.

•	Please tell us how you evaluated the disclosures required by ASC 805-10-50-5 and 50-6.
•
Please explain how you applied ASC 805-10-25-13 to 19.  In this regard, discuss the nature of the new information you obtained about facts and circumstances that existed as of the acquisition date that, if know, would have resulted in the recognition of those liabilities as of that date.

Company Response:
Additional warranty liability – Prior to closing, the seller communicated that they had identified a potentially significant warranty issue.  We spent considerable time investigating the warranty issue to determine an appropriate resolution.  We had experts in various fields performing inspections on loaders that had shipped prior to the acquisition to understand the extent of the warranty issue and reviewing manufacturing process changes made over the last few years to pinpoint the cause of the warranty issue.  It was determined that a process change made in 2009 was the cause of the warranty issue and as a result, the population of loaders subject to the warranty issues was larger than expected.  We had developed the preliminary estimate based on our initial analysis and limiting the number of loaders exposed.  We adjusted our warranty reserve by $10.0 million to reflect our best estimate based on our anticipated course of action.

Certain personal related liabilities – During our review of certain contractual arrangements entered into by Rowan Companies, Inc. (“Rowan”) prior to our acquisition we identified certain contractual payments required as part of the 2010 pension termination.  We then had to identify the group impacted by the contractual arrangement transferred from Rowan and the individuals subsequently transferred to Cameron International Corporation (“Cameron”) to estimate the anticipated payout.  We have estimated our obligation to the remaining employees of LeTourneau and adjusted the opening balance sheet by $5.1 million to reflect these liabilities.

Update estimates related to the disposition of certain liabilities related to the drilling products business – During the current quarter we continued to refine the listing of assets and liabilities transferred to Cameron and we continued to negotiate the settlement of the working capital adjustment.  We made adjustments of $19.6 million to reflect our best estimate of the fair value of assets and liabilities transferred to Cameron.  The fair values of certain items transferred and interpretation of the sales agreement are still being negotiated and further changes are anticipated as we work towards a conclusion.

We have evaluated the disclosure requirements of ASC 805-10-50-5 and 50-6.  In our filings we have included a brief statement identifying the changes that have been made and we have included the entire purchase price allocation enabling the reader to compare prior filings with the current filing to see changes that had been made.  In future filings, we will show a reconciliation to assist the reader in comparing prior financial statements to the current amounts.  We also included language disclosing the fact that the purchase price allocation was preliminary and that the fair value of assets and liabilities included in the table were subject to change based on the finalization of the disposition of assets and liabilities related to the drilling products business.

We evaluated the measurement period requirements of ASC 805-10-25 and accounted for the above topics in a manner consistent with the guidance.  We had and continue to provide provisional amounts for the items which are incomplete as we continue to obtain additional information about facts and circumstances that existed as of the acquisition date around warranty costs and personal liabilities and we continue to obtain additional information about facts and circumnutates that existed as of the sale date related to the working capital adjustments.  We have discussed the basis for our current quarter changes above.

Amendment No. 1 to Form 8-K filed on September 2, 2011

Exhibit 99.2

Note 3

4.
Please expand upon your response to prior comment 8 to explain whether and how ASC 805-10-55-20 through 55-22 and ASC 805-10-55-30 apply to your transaction.  Your response only states that you excluded consideration of the preexisting distributor agreement from your analysis of the fair value of the assets and liabilities acquired.  Since you had a preexisting distributor agreement, we are trying to understand whether or not the company should have recorded a gain or loss related to the effective settlement of the agreement upon the acquisition.

Company Response:
We had reviewed ASC 805-10-55-20 through 55-22 and ASC 805-10-55-30 and we do not believe we have any gain or loss to record on the effective settlement of the preexisting relationship.  The preexisting distributor agreements did not provide us with exclusive distribution rights to provide products and services in the regions in which we had a distributor agreement.  LeTourneau and other distributors could make sales into the regions without any compensation being provided to us.  The distributor arrangements could also be canceled without cause and without any consideration being transferred.  This information assisted us in determining that no value should be assigned to these contracts at the acquisition date thus resulting in no gain or loss on the effective settlement of the agreement.

On behalf of Joy Global Inc., and as requested in your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter is responsive to your comments.  Please feel free to contact Rick Dillon, Vice President Controller and Chief Accounting Officer at 414-670-7898 or me at 414-319-8507 if you have any questions or need further information.

Sincerely,

/s/ Michael S. Olsen
Chief Financial Officer
Joy Global Inc.